January 17, 2025

Dara Albright
President and Chief Executive Officer
Worthy Property Bonds 2, Inc.
11175 Cicero Dr., Suite 100
Alpharetta, GA 30022

       Re: Worthy Property Bonds 2, Inc.
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 6
           Filed December 31, 2024
           File No. 024-12206
Dear Dara Albright:

       We have reviewed your amendment and have the following comments.

        Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts
and
circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2024 letter.

Amended Offering Statement on Form 1-A
General

1. We note your response to comment 6 in our letter dated November 5, 2024. While we do not have any further comments at this time regarding your response, please understand that our decision not to issue additional comments on this topic should not be interpreted to mean that we either agree or disagree with your analysis with respect to this matter. Finally, we note that Rule 12g5-1(a)(7) of the Exchange Act only applies to securities issued in a Tier 2 offering pursuant to Regulation
A.
Cover page

2. We note your disclosure regarding the offering of $2,280 Worthy Property 2, Bonds on the cover page and elsewhere. Please revise to clarify that the $2,280 bonds have already been sold and are not being offered pursuant to this offering. Also, please tell
 January 17, 2025
Page 2

       us under what exemption under the Securities Act these securities were offered and sold, or advise.
Worthy Property Bond 2 Referral Program, page 55

3. We note your response to prior comment 1 and that it still appears that your worthypropertybonds website includes the following language - When a new user referred by an existing user (or marketing partner link) opens a Worthy account for the first time and completes their first bond purchase, a free, $10 bond will be awarded to the new customer's account. We also note that worthybonds website states that - When a new user referred by an existing user (or marketing partner link)
       opens a Worthy account and connects a verified funding source for the first time and enrolls in an eligible offering, a free, $10 bond will be awarded to the new customer's account. Please reconcile and also explain what actions an investor needs to take to enroll in an eligible offering.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Frank Borger Gilligan, Esq.